Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251924

PROSPECTUS SUPPLEMENT No. 2

(To Prospectus Dated February 25, 2021)

ATIF HOLDINGS LIMITED

(incorporated in the British Virgin Islands with limited liability)

4,739,130

Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) updates and supplements the prospectus dated February 25, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1, as amended (Registration No. 333-251924). This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K, furnished with the Securities and Exchange Commission on July 9, 2021 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relates to relates to the resale of an aggregate of 4,739,130 shares of our ordinary shares that are issuable upon the exercise of outstanding warrants by the selling shareholders identified herein. These warrants were issued in connection with a private placement we completed on November 5, 2020. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

This Prospectus Supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “ATIF.” On July 7, 2021, the last reported sale price of our ordinary share was $0.8181 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” CONTAINED ON PAGE 3 OF THE PROSPECTUS AND IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED JULY 31, 2020, AS WELL AS OUR SUBSEQUENTLY FILED PERIODIC AND CURRENT REPORTS, WHICH WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AND ARE INCORPORATED BY REFERENCE INTO OR SUPPLEMENTED TO THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS ALONG WITH THE PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is July 9, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 2803,

Dachong Business Centre, Dachong 1st Road,

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

ATIF Holdings Limited (the “Company”) is furnishing this Form 6-K to provide its six-month interim financial statements and to incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission on June 12, 2020 (Registration file number 333-239131), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

Exhibits

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of January 31, 2021, and for the Six Months Ended January 31, 2021 and 2020

99.2	Operating and Financial Review and Prospectus in connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended January 31, 2021 and 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

	By:	/s/ Pishan Chi
Pishan Chi
Chief Executive Officer

Dated: July 9, 2021

2

Exhibit 99.1

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	January 31, 2021	July 31, 2020
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,762,488	$409,657
Accounts receivable, net	313,088	-
Deposits	348,262	367,731
Investment in trading securities	3,751,051	918,675
Investment in life insurance contract	-	1,290,289
Prepaid expenses and other current assets	2,904,404	696,529
Assets of disposal group	-	1,554,584
Total current assets	9,079,293	5,237,465

Property and equipment, net	560,175	606,240
Intangible assets, net	276,104	330,456
Right-of- use assets, net	375,352	620,593
Assets of disposal group, noncurrent	-	38,990,324
TOTAL ASSETS	$10,290,924	$45,785,078

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$3,594	$482
Deferred revenue	641,223	512,238
Taxes payable	739,931	660,116
Accrued expenses and other current liabilities	380,619	441,351
Operating lease liabilities, current	373,505	433,904
Liabilities of disposal group	-	5,736,356
Total current liabilities	2,138,872	7,784,447

Operating lease liabilities, noncurrent	42,968	203,265
Liabilities of disposal group, noncurrent	-	3,179,624
TOTAL LIABILITIES	2,181,840	11,167,336

Commitments

EQUITY
Ordinary shares, $0.001 par value, 100,0000,000 shares authorized, 45,806,952 shares and 47,014,674 shares issued and outstanding as of January 31, 2021 and July 31, 2020, respectively	45,807	47,015
Additional paid-in capital	28,081,392	30,555,757
Statutory reserve	355,912	355,912
Accumulated deficit	(20,319,946)	(13,491,659)
Accumulated other comprehensive loss	(54,081)	(63,766)
Total ATIF Holdings Limited Stockholders’ equity	8,109,084	17,403,259

Noncontrolling interest	-	17,214,483

TOTAL LIABILITIES AND EQUITY	$10,290,924	$45,785,078

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended January 31,
	2021	2020
	(unaudited)	(unaudited)
Revenues	$949,690	$573,240

Operating expenses:
Selling expenses	227,188	2,029,251
General and administrative expenses	2,419,523	1,701,140
Total operating expenses	2,646,711	3,730,391

Loss from operations	(1,697,021)	(3,157,151)

Other income (expenses):
Interest income (expenses), net	188	(1,588)
Other (expenses) income, net	(53,877)	60,014
Gain from investment in trading securities	394,430	-
Total other income, net	340,741	58,426

Loss before income taxes	(1,356,280)	(3,098,725)

Income tax benefits	-	52,107
Net loss from continuing operations	(1,356,280)	(3,046,618)

Net loss from discontinued operations, net of income taxes	(5,818,787)	-

Net loss	(7,175,067)	(3,046,618)

Less: Net loss attributable to non-controlling interests	(346,780)	-

Net loss attributable to ATIF Holdings Limited	(6,828,287)	(3,046,618)

Other comprehensive loss:
Total foreign currency translation adjustment	(19,371)	(41,309)
Comprehensive loss	(7,194,438)	(3,087,927)
Less: comprehensive loss attributable to non-controlling interests	(481,093)	-
Comprehensive loss attributable to ATIF Holdings Limited	$(6,713,345)	$(3,087,927)

Loss per share- basic and diluted	$(0.14)	$(0.08)
Loss per share continuing - basic and diluted	$(0.02)	$(0.08)
Loss per share discontinued - basic and diluted	$(0.12)	$-

Weighted Average Shares Outstanding Basic and diluted	48,996,926	37,074,672

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended January 31, 2021
	Ordinary Share		Additional Paid in	Statutory	Retained Earnings (accumulated	Accumulated Other Comprehensive	Noncontrolling
	Shares	Amount	Capital	Reserves	deficit)	Loss	interests	Total
Balance at July 31, 2020	47,014,674	$47,015	$30,555,757	$355,912	$(13,491,659)	$(63,766)	$17,214,483	$34,617,742
Cancellation of ordinary shares in connection with disposal of LGC	(5,555,548)	(5,556)	(5,994,436)	-	-	-	-	(5,999,992)
Issuance of ordinary shares pursuant to registered direct offering	4,347,826	4,348	3,540,652	-	-	-	-	3,545,000
Disposal of LGC	-	-	(20,581)	-	-	(105,257)	(16,733,390)	(16,859,228)
Net loss	-	-	-	-	(6,828,287)	-	(346,780)	(7,175,067)
Foreign currency translation adjustment	-	-	-	-	-	114,942	(134,313)	(19,371)
Balance at January 31, 2021 (unaudited)	45,806,952	$45,807	$28,081,392	$355,912	$(20,319,946)	$(54,081)	$-	$8,109,084

	For the six months ended January 31, 2020
	Ordinary Share		Additional Paid in	Statutory	Retained Earnings (accumulated	Accumulated Other Comprehensive	Noncontrolling
	Shares	Amount	Capital	Reserves	deficit)	Loss	interests	Total
Balance at July 31, 2019	37,074,672	$37,075	$9,492,893	$355,912	$1,391,040	$(75,715)	$-	$11,201,205
Net loss	-	-	-	-	(3,046,618)	-	-	(3,046,618)
Foreign currency translation adjustment	-	-	-	-	-	(41,309)	-	(41,309)
Balance at January 31, 2020 (unaudited)	37,074,672	$37,075	$9,492,893	$355,912	$(1,655,578)	$(117,024)	$-	$8,113,278

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended January 31,
	2021	2020
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(7,175,067)	$(3,046,618)
Less: Net loss from discontinued operations	5,818,787	-
Net loss from continuing operations	(1,356,280)	(3,046,618)
Adjustments to reconcile net loss to net cash used in operating activities in continuing operations:
Depreciation and amortization	733,359	40,461
Gain from disposal of property and equipment	2,733	-
Amortization of right-of-use assets	256,022	203,454
Provision for bad debt allowance	-	238,738
Gain from investment in trading securities	(394,430)	-
Deferred tax benefits	-	(52,107)
Changes in operating assets and liabilities:
Accounts receivable	(228,151)	208,763
Deposits	65,001	-
Prepaid expenses and other current assets	13,104	54,519
Accounts payable	2,994	-
Deferred revenue	30,597	(231,640)
Taxes payable	22,100	(9,468)
Accrued expenses and other liabilities	74,706	24,181
Lease liabilities	(231,958)	(203,454)
Net cash used in operating activities from continuing operations	(1,010,203)	(2,773,171)
Net cash used in operating activities from discontinued operations	(103,036)	-
Net cash used in operating activities	(1,113,239)	(2,773,171)

Cash flows from investing activities:
Purchase of property and equipment	(25,236)	(144,008)
Loans to a third party	-	(942,914)
Payment for investment in trading securities	(2,437,946)	-
Redemption from life insurance arrangement	1,225,105	-
Acquisition deposit	-	(218,648)
Net cash used in investing activities from continuing operations	(1,238,077)	(1,305,570)
Net cash used in investing activities from discontinued operations	(6,327)	-
Net cash used in investing activities	(1,244,404)	(1,305,570)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to a registered direct offering, net of issuance cost	3,545,000	-
Net cash provided by financing activities from continuing operations	3,545,000	-
Net cash provided by financing activities from discontinued operations	89,686	-
Net cash provided by financing activities	3,634,686	-

Effect of exchange rate changes on cash	57,187	(48,335)
Net increase (decrease) in cash	1,334,230	(4,127,076)
Cash, beginning of period	428,258	6,459,702
Cash, end of period	$1,762,488	$2,332,626

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	$-	$-
Cash paid for income tax	$-	$-

Supplemental disclosure of Non-cash investing and financing activities
Collection of ordinary shares in connection with disposal of LGC	$5,999,992	$-
Fair value of LGC assets disposed	$6,967,310	$-
LGC liabilities derecognized	$(9,734,821)	$-
Right-of-use assets obtained in exchange for operating lease obligations	$-	$1,337,123

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ATIF Holdings Limited (“ATIF” or the “Company”), formerly known as Eternal Fairy International Limited and Asia Times Holdings Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on January 5, 2015, as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). The Company adopted its current name on March 7, 2019.

ATIF owns 100% equity interest of ATIF Limited (“ATIF HK”), formerly known as China Elite International Holdings Limited and Asia Times International Finance Limited, a limited liability company established in Hong Kong on January 6, 2015, and adopted its current name on March 7, 2019. ATIF HK acquired a financial and news media platform www.chinacnnm.com in September 2018.

On May 20, 2015, ATIF HK incorporated Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”) as a Wholly Foreign Owned Enterprise (“WFOE”) in China. On September 5, 2018, Huaya entered into a series of contractual arrangements with the owners of Qianhai Asia Era (Shenzhen) International Financial Service Co., Ltd. (“Qianhai”), a company incorporated on November 3, 2015, under the laws of China with a registered capital of RMB5 million (approximately $0.75 million), which had been fully funded in December 2017. Qianhai is primarily engaged in providing business advisory and financial consulting services to small and medium-sized enterprise customers in the PRC.

Qianhai originally owned a 100% controlled subsidiary Qianhai Asia Era (Shenzhen) International Fund Management Co., Ltd. (“Asia Era Fund”), which had limited operation since its inception on December 11, 2015. In connection with the reorganization of the legal structure for the initial public offering (“IPO”) of the Company, Asia Era Fund was spun off.

Reorganization

A reorganization of the Company’s legal structure was completed on September 19, 2018 (the “Reorganization”). The Reorganization involved the transfer of the ownership interest in ATIF and the spinoff of Asia Era Fund. ATIF became the ultimate holding company of ATIF HK, Huaya, and Qianhai, which were all controlled by the same shareholders before and after the Reorganization.

On September 5, 2018, Huaya entered into a series of contractual arrangements with the owners of Qianhai. These agreements include an Exclusive Service Agreement, an Equity Pledge Agreement, a Call Option Agreement, and a Shareholders’ Voting Rights Proxy Agreement (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Huaya has the exclusive right to provide Qianhai consulting services related to business operations including technical and management consulting services. All the above contractual arrangements obligate Huaya to absorb a majority of the risk of loss from business activities of Qianhai and entitle Huaya to receive a majority of Qianhai’s residual returns. In essence, Huaya has gained effective control over Qianhai. Therefore, the Company believes that Qianhai should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

Acquisition of Leaping Group Co,. Ltd. (“LGC”)

On April 22, 2020 , the Company completed an acquisition of 51.2% of the equity interest of Leaping Group Co., Ltd. (“LGC”) from its original shareholders for a total consideration of approximately $22.92 million, including cash consideration of $1.85 million and issuance of 9,940,002 shares of ATIF’s common stock with fair value of approximately $21.07 million (see Note 4). LGC, through its subsidiaries and similar VIE contractual agreements, controls Leaping Media Group Co., Ltd. (“LMG”), an operating entity located in Shenyang, China. LMG, along with its operating subsidiaries, is engaged in the multi-channel advertising business, event planning and execution business, film production business and movie theater operating business (collectively “media business”) in China. LMG used to be one of the Company’s clients that sought business advisory services. Upon closing of the acquisition, ATIF owns 51.2% equity interest of LGC and hereby consolidates operations of LGC.

Disposition of LGC

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023.

NOTE 2 - LIQUIDITY AND GOING CONCERN

For the six months ended January 31, 2021 and 2020, the Company reported a net loss from continuing operations of approximately $1.4 million and $3.0 million, respectively, and negative cash flows from continuing operations of approximately $1.0 million and $2.8 million. Accordingly, there is substantial doubt about the Company to continue as a going concern as of January 31, 2021.

In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments.

As of January 31, 2021, the Company had cash of $1.8 million and short-term investment in trading securities of $3.8 million, which are highly liquid at the Company’s discretion. On the other hand, the Company had current liabilities of $2.1 million. Based on the Company’s financial position as of January 31, 2021, the management believes that the Company will continue as a going concern in the following 12 months.

Currently, the Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from equity financings. On November 5, 2020, the Company closed a registered direct offering of 4,347,826 of its ordinary shares at a purchase price of $0.92 per share, for a net proceed of $3,545,000 after deducting issuance costs. The Company has also issued to the investors unregistered warrants to purchase up to an aggregate of 4,347,826 of its ordinary shares at an exercise price of $1.10 per share, subject to adjustment, in a concurrent private placement. FT Global acted exclusive placement agent for the registered direct offering and the private placement. As compensation, the Company paid FT Global a cash fee of equal to 7.5% of the gross proceeds of the registered direct offering, up to $30,000 in reimbursable expenses, and warrants to purchase 391,304 of its ordinary shares at an exercise price of $1.10 per share.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited condensed consolidated balance sheets as of January 31, 2021 and for the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended January 31, 2021 and 2020 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended July 31, 2020, which was filed with the SEC on December 31, 2020.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s condensed consolidated financial statements for the year ended July 31, 2020. The results of operations for the six months ended January 31, 2021 and 2020 are not necessarily indicative of the results for the full years.

As of January 31, 2021, the Company’s condensed consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
ATIF	January 5, 2015	British Virgin Islands	Parent	Investment holding
Wholly owned subsidiaries of ATIF
ATIF Inc.	October 26, 2020	United States	100%	Listing and financial consulting services
ATIF HK	January 6, 2015	Hong Kong	100%	Investment holding
Huaya	May 20, 2015	PRC	100%	WFOE, Consultancy and information technology support
Variable interest entity of ATIF
Qianhai VIE	November 3, 2015	PRC	VIE	Listing and financial consulting services

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Presentation and Principles of Consolidation (continued)

The VIE contractual arrangements

Foreign investments in domestic Chinese companies that engage in private equity investment business and media business are both restricted in China under current PRC laws and regulations. Huaya is a WFOE and are subject to such legal restrictions. Therefore, the Company’s main operating entities Qianhai is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIEs and respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from the IPO to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its respective shareholders and it may lose the ability to receive economic benefits from its VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary, or its VIEs.

The Company has not provided any financial support to the VIE for the six months ended January 31, 2021 and 2020.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of January 31, 2021, the Company had one VIE. The following financial statement amounts and balances of the VIE were included in the accompanying condensed consolidated financial statements after elimination of intercompany transactions and balances:

	January 31, 2021	July 31, 2020
	(unaudited)
Current assets	$2,450,778	$2,469,829
Non-current assets	132,873	184,740
Total assets	2,583,651	2,654,569
Current liabilities	1,180,765	1,441,148
Non-current liabilities	9,030	65,574
Total liabilities	1,189,795	1,506,722
Shareholders’ equity	$1,393,856	$1,147,847

The summarized operating results of the VIE are as follows:

	For the six months ended January 31,
	2021	2020
	(unaudited)	(unaudited)
Operating revenue	$536,521	$575,514
Income (loss) from operations	$218,508	$(578,341)
Income (loss) before income taxes	$141,639	$(576,950)
Net income (loss)	$141,639	$(524,843)

The summarized cash flow information of the VIE are as follows:

	For the six months ended January 31,
	2021	2020
	(unaudited)	(unaudited)
Net cash (used in) provided by operating activities	$(183,929)	$92,852
Net cash used in investing activities	$-	$(1,999)
Net cash provided by financing activities	$-	$-

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combination

Business combination is accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

Noncontrolling Interests

As of July 31, 2020, non-controlling interests represented minority shareholders’ 48.8% ownership interest in LGC not acquired by the Company in connection with the Company’s acquisition of LGC. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the stockholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of operations and comprehensive loss as an allocation of the total loss for the year between non-controlling interest holders and the stockholders of the Company.

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC (Note 4). As of January 31, 2021, the Company had $nil non-controlling interests.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, impairment of goodwill, revenue recognition, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $461,692 and $425,106 as of January 31, 2021 and July 31, 2020, respectively.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment in Trading Securities

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive income (loss), according to ASC 321 “Investments — Equity Securities”. During the six months ended January 31, 2021, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “investment in trading securities” and subsequently measure the investments at fair value. Gain from investment in trading securities amounted to $394,430 and $nil for the six months ended January 31, 2021 and 2020, respectively.

Property and Equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Furniture, fixtures and equipment	3-5 years
Transportation vehicles	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive loss in other income or expenses.

Impairment of Long-lived Assets

Long-lived assets, including plant and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

For the six months ended January 31, 2021 and 2020, no impairment was recorded for property and equipment.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of investment in trading securities are based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, accounts receivable, investment in life insurance contract, other current assets, short-term borrowings, accounts payable, taxes payable, and accrued expenses and other current liabilities and current portion of lease liabilities approximate their fair values because of the short-term nature of these assets and liabilities.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

The Company currently generates its revenue from the following main sources:

(1)	Revenue from customer’s initial registration fee

In order to engage with the Company for various consulting services, a new customer is required to pay an initial non-refundable registration fee to the Company and the Company will then post the customer’s information and profiles on its website, at which point, the Company’s performance obligations are satisfied and such registration fee is recognized as revenue. The Company does not charge additional customer profile maintenance fee after the initial posting is completed as limited effort is required for the Company to maintain such information on an on-going basis. No revenues were generated from customer’s initial registration for the six months ended January 31, 2021 and 2020.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

(2)	Revenue from consulting services

The Company provides various consulting services to its members, especially to those who have the intention to be publicly listed in the stock exchanges in the United States and other countries. The Company categorizes its consulting services into three Phases:

Phase I consulting services primarily include due diligence review, market research and feasibility study, business plan drafting, accounting record review, and business analysis and recommendations. Management estimates that Phase I normally takes about three months to complete based on its past experience.

Phase II consulting services primarily include reorganization, pre-listing education and tutoring, talent search, legal and audit firm recommendation and coordination, VIE contracts and other public-listing related documents review, merger and acquisition planning, investor referral and pre-listing equity financing source identification and recommendations, and independent directors and audit committee candidate’s recommendation. Management estimates that Phase II normally takes about eight months to complete based on its past experience.

Phase III consulting services primarily include shell company identification and recommendation for customers expecting to become publicly listed through reverse merger transaction; assistance in preparation of customers’ public filings for IPO or reverse merger transactions; and assistance in answering comments and questions received from regulatory agencies. Management believes it is very difficult to estimate the timing of this phase of service as the completion of Phase III services is not within the Company’s control.

Each phase of consulting services is stand-alone and fees associated with each phase are clearly identified in service agreements. Revenue from providing Phase I and Phase II consulting services to customers is recognized ratably over the estimated completion period of each phase as the Company’s performance obligations related to these services are carried out over the whole duration of each Phase. Revenue from providing Phase III consulting services to customers is recognized upon completion of the reverse merger transaction or IPO transaction when the Company’s promised services are rendered and the Company’s performance obligations are satisfied. Revenue that has been billed and not yet recognized is reflected as deferred revenue on the balance sheet.

Depending on the complexity of the underlying service arrangement and related terms and conditions, significant judgments, assumptions, and estimates may be required to determine when substantial delivery of contract elements has occurred, whether any significant ongoing obligations exist subsequent to contract execution, whether amounts due are collectible and the appropriate period or periods in which, or during which, the completion of the earnings process occurs. Depending on the magnitude of specific revenue arrangements, adjustment may be made to the judgments, assumptions, and estimates regarding contracts executed in any specific period.

Revenues of $949,690 and $573,240 were generated from consulting services for the six months ended January 31, 2021 and 2020, respectively.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of related services are rendered and delivered to the customers. The contract liability balance can vary significantly depending on the timing when the Company’s services are rendered and the Company’s performance obligations are satisfied. As of January 31, 2021 and July 31, 2020, other than accounts receivable and deferred revenue, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its condensed consolidated balance sheet. Contract liabilities related to going public consulting services amounted to $641,223 and $512,238 as of January 31, 2021 and July 31, 2020, respectively. The contract liabilities as of January 31, 2021 are expected to be recognized as revenue within one year when the Company’s performance obligations going public consulting services are satisfied.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of January 31, 2021. As of January 31, 2021, all of the Company’s income tax returns for the tax years ended December 31, 2016 through December 31, 2020 remain open for statutory examination by relevant tax authorities.

Value Added Tax (“VAT”)

Sales revenue derived from advertising service revenues is subject to VAT. The applicable VAT rates are 6% and 3%, respectively, for Qianhai VIE and Huaya. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of taxes payable on the consolidated balance sheets. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended January 31, 2021 and 2020, there were no dilutive shares.

Foreign Currency Translation

The functional currency for ATIF is the U.S Dollar (“US$”). ATIF HK uses Hong Kong dollar as their functional currency. However, ATIF and ATIF HK currently only serve as the holding companies and did not have active material operations as of the date of this report. The Company operates its business through Huaya and its VIE in the PRC as of January 31, 2021. The functional currency of the Company’s VIE is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$.

Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive loss. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the condensed consolidated financial statements in this report:

	Period-end spot rate		Average rate for the six months ended January 31,
Foreign currency	January 31, 2021	July 31, 2020	2021	2020
RMB: 1USD	0.1556	0.1432	0.1497	0.1421
HKD: 1USD	0.1290	0.1290	0.1290	0.1279

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss.

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive loss in the consolidated statements of comprehensive loss.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since August 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. The standard did not materially impact our consolidated net earnings and cash flows.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Discontinued operation

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Segment reporting

The Company had four operating business lines, including Business Advisory and Consulting Services, Multi-channel Advertising Services, Event Planning and Execution Services and Movie Theater Operation Services. However, due to changes in our organizational structure associated with the LGC, which engaged in Multi-channel Advertising Services, Event Planning and Execution Services and Movie Theater Operation Services, as a discontinued operation (Note 4 – Discontinued operation), management has determined that the Company now operates in one operating segment with one reporting segment as of January 31, 2021. The accounting policies of our one reportable segment are the same as those described in this Note 3.

Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period, primarily for the effects of discontinued operations.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Risks and Uncertainty

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

(a)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. The Company maintains certain bank accounts in the PRC, Hong Kong, and British Virgin Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of January 31, 2021, $105,294 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the stockholders to obtain short-term financing to meet its liquidity needs.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainty (continued)

(b)	Foreign currency risk

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(c)	Concentration risk

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the six months ended January 31, 2021, two customers accounted for 54% and 41% of the Company’s total revenue, respectively. For the six months ended January 31, 2020, one customer accounted for approximately 97% of the Company’s total revenue.

As of January 31, 2021, three customers accounted for approximately 43%, 34%, and 23% of the Company’s outstanding accounts receivable. As of July 31, 2020, two customers accounted for 40% and 26% of the Company’s total accounts receivable balance, respectively.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective August 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of $2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023.

Upon completion of the Disposition, the Company does not bear any contractual commitment or obligation to the media business or the employees of LGC, nor to the Buyers.

On January 29, 2021, management was authorized to approve and commit to a plan to sell LGC, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net loss separate from the net loss of continuing operations in accordance with ASC 205-20-45. The following is a reconciliation of net loss of $5.1 million from disposition in the consolidated statements of operations and comprehensive loss:

Fair value
Share consideration of 5,555,548 ordinary shares, at $1.08 per share on January 29, 2021	$5,999,992
Cash consideration	2,300,000
Consideration in exchange for the disposal	8,299,992
Noncontrolling interest of LGC	16,775,564
Less: Net liabilities (comprised of assets of $6,967,310 and liabilities of $9,734,821)	2,767,511
27,843,067
Impairment of goodwill relating to discontinued operations	(25,902,394)
Impairment of intangible assets relating to discontinue operations	(6,986,615)
Impairment of amounts due from LGC	(62,231)
Net loss from disposal of discontinued operations	$(5,108,173)

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION (continued)

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale in the consolidated balance sheet as of January 29, 2021 and July 31, 2020.

	January 29, 2021	July 31, 2020
	(unaudited)
Carrying amounts of major classes of assets held for sale:
Cash	$6,327	$18,601
Accounts receivable	1,126,969	939,392
Other current assets	265,843	596,591
Goodwill	-	25,902,394
Intangible assets	-	7,594,646
Property and equipment, net	1,931,230	2,017,151
Right of use assets	3,264,069	3,147,825
Other noncurrent assets	372,872	328,308
Total assets of disposal group	$6,967,310	$40,544,908
Carrying amounts of major classes of liabilities held for sale:
Short-term borrowings	$155,577	$143,248
Taxes payable	3,636,582	3,344,048
Other current liabilities	2,325,506	1,932,614
Lease liabilities	3,617,156	3,496,070
Total liabilities of disposal group	$9,734,821	$8,915,980

The following is a reconciliation of the amounts of major classes of operations classified as discontinued operations in the consolidated statements of operations and other comprehensive loss for the six months ended January 31, 2021 and 2020.

	For the Six Months Ended January 31,
	2021	2020
	(unaudited)	(unaudited)
Discontinued Operations
Revenues	$1,738,763	$-
Cost of revenues	(1,517,978)	-
Total operating expenses	(954,847)	-
Total other income, net	23,761	-
Income tax expenses	(313)	-
Net loss from disposal of discontinued operations	(5,108,173)	-
Net Loss from Discontinued Operations	$(5,818,787)	$-

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ACCOUNTS RECEIVABLE, NET

	January 31, 2021	July 31, 2020
	(unaudited)

Accounts receivable	$774,780	$425,106
Less: allowance for doubtful accounts	(461,692)	(425,106)
Accounts receivables, net	$313,088	$-

Allowance for doubtful accounts movement is as follows:

	January 31, 2021	July 31, 2020
	(unaudited)

Beginning balance	$425,106	$65,335
Additions	-	357,487
Foreign currency translation adjustments	36,586	2,284
Ending balance	$461,692	$425,106

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	January 31, 2021	July 31, 2020
	(unaudited)

Due from Buyers of LGC (a)	$2,300,000	$-
Prepayment for advertising services (b)	600,000	600,000
Prepaid service fees	-	21,215
Advance to vendors	-	10,000
Others	4,404	65,314
Total	$2,904,404	$696,529

(a)	As of January 31, 2021, the balance due from Buyers of LGC represented the cash consideration in exchange of sales of 51.2% equity interest in LGC (Note 3). The balance bears an interest rate of 10% per annum on the unpaid amount if the principal amount of $2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023. As of January 31, 2021, the Company did not accrue interest income on the outstanding balance.

(b)	Prepayment for advertising services represent the advance payments made by the Company to various third party advertising companies for producing advertising contents. These prepayments are typically expensed over the period when the services are performed.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	January 31, 2021	July 31, 2020
	(unaudited)

Furniture, fixtures and equipment	$539,050	$524,928
Vehicles	313,423	313,540
Total	852,473	838,468
Less: Impairment of fixed assets	(121,526)	(121,572)
Less: accumulated depreciation	(170,772)	(110,656)
Property and equipment, net	$560,175	$606,240

During the six months ended January 31, 2021, the Company disposed certain outdated office equipment and reported a loss of $2,733 from such disposal.

Depreciation expense was $44,340 and $27,295 for the six months ended January 31, 2021 and 2020, respectively.

NOTE 8 – INVESTMENT IN LIFE INSURANCE CONTRACT

On July 29, 2019, the Company invested $1,290,289 (HKD10 million) to purchase a long-term life insurance investment instrument with Manulife (International) Limited (“Manulife”) in order to earn interest income, with ATIF Limited as the insurance beneficiary. The Company originally expects to hold this investment for five years in order to avoid surrender charge. Early redemption fee applies to subscription less than five years. The insurance company Manulife will invest the funds in certain portfolio of financial instruments, including money market funds, private fund, bonds or mutual funds, with variable rates of return on the investment. Historically, the rates of return on similar investment products with Manulife ranged from 8.69% to 11.49%, with an average of 9.48% per annum. Interest income is to be paid to the Company on a monthly basis. The interest earned will be recognized in the consolidated statements of operations over the contractual term of this investment, unless the Company elects to early terminate the contract. The life insurance policy became effective on August 3, 2019. In order to support the Company’s working capital need, on September 22, 2020, the Company early terminated the life insurance investment instrument and received a refund of $1,225,105 (HKD 9.5 million). The Company was subject to a penalty of $65,001 (HKD 0.5 million) on early termination, which was recorded in the unaudited condensed consolidated statements of operations and comprehensive loss.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –LEASES

The Company leases offices space under non-cancelable operating leases, with lease terms ranging between 2 to 3 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the six months ended January 31, 2021 and 2020 was $269,386 and $341,027, respectively.

Effective August 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method, which allows the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allows the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The following table presents the operating lease related assets and liabilities recorded on the balance sheets as of January 31, 2021 and July 31, 2020.

	January 31, 2021	July 31, 2020
	(unaudited)

Rights of use lease assets	$375,352	$620,593

Operating lease liabilities, current	373,505	433,904
Operating lease liabilities, noncurrent	42,968	203,265
Total operating lease liabilities	$416,473	$637,169

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of January 31, 2021 and July 31, 2020:

	January 31, 2021	July 31, 2020
	(unaudited)
Remaining lease term and discount rate
Weighted average remaining lease term (years)	1.03	1.53
Weighted average discount rate	4.90%	4.90%

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –LEASES (continued)

The following is a schedule of maturities of lease liabilities as of January 31, 2021 (unaudited)

For the six months ended July 31, 2021	$219,077
For the twelve months ended July 31, 2022	212,440
For the twelve months ended July 31, 2023	4,928
Total lease payments	436,445
Less: imputed interest	(19,972)
Present value of lease liabilities	$416,473

NOTE 10 – RELATED PARTY TRANSACTIONS

During the six months ended January 31, 2021, the Company did not enter into transactions with related parties.

During the six months ended January 31, 2020, the Company leased office space in Hong Kong from Asia Time (HK) International Finance Service Limited (“Asia Time HK”), an entity controlled by the Company’s controlling shareholder. The Company paid office lease expense of $79,875 to Asia Time HK for the six months ended January 31, 2020.

NOTE 11– TAXES

(a) VAT, Business Tax and related surcharges

Effective on September 1, 2012, a pilot program (the “Pilot Program”) for transition from the imposition of PRC business tax (“Business Tax”) to the imposition of VAT for revenues from certain industries and certain cities. On May 1, 2016, the transition from the imposition of Business Tax to the imposition of VAT, was expanded to all industries in China, and as a result all of the Company’s revenues have been subject to VAT rate of 3% and 6% and related surcharges on VAT payable at a rate of 12% since that date. To record VAT payable, the Company adopted the net presentation method, which presents the difference between the output VAT (at rate of 3% and 6%) and the available input VAT amount (at the rate applicable to the supplier).

(b) Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES (continued)

Hong Kong

ATIF HK is subject to Hong Kong profits tax at a rate of 16.5%. However, ATIF HK did not generate any assessable profits arising in or derived from Hong Kong for the six months ended January 31, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Huaya and Qianhai were incorporated in the PRC. Under the Income Tax Laws of the PRC, the CIT rate for companies operating in the PRC is 25%. Huaya qualifies as Small and Low Profit Enterprises, and are subject to a preferential EIT of 10%. Qianhai is subject to income tax rate of 25%.

For the six months ended January 31, 2021 and 2020, the Company incurred income tax benefits of $nil and $52,107, respectively.

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	January 31, 2021	July 31, 2020
	(unaudited)
Deferred tax assets:
Net operating loss carry forwards	$772,924	$746,024
Allowance for doubtful account	221,117	212,010
Deferred tax assets before valuation allowance	994,041	958,034
Less: valuation allowance	(994,041)	(958,034)
Net deferred tax assets	$-	$-

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company’s deferred tax assets primarily derived from the net operating loss (“NOL”) and allowance for doubtful accounts. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion or all of the deferred tax assets will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes, and other relevant factors. As of January 31, 2021 and July 31, 2020, management believes that the realization of the deferred tax assets appears to be uncertain and may not be realizable in the near future. Therefore, a 100% valuation allowance has been provided against the deferred tax assets at January 31, 2021 and July 31, 2020.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES (continued)

(c) Taxes Payable

The Company’s taxes payable consists of the following:

	January 31, 2021	July 31, 2020
	(unaudited)
Value added tax payable	$105,441	$73,031
Income tax payable	634,809	584,503
Other taxes payable	(319)	2,582
Total taxes payable	$739,931	$660,116

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of January 31, 2021 and July 31, 2020 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY

Ordinary Shares

The Company was established under the laws of the British Virgin Islands on January 5, 2015. Prior to the Reorganization, the authorized capital was 100,000,000 ordinary shares with par value of $0.0004 per share and 50,000,000 shares were issued at par value. On August 21, 2018, the Company amended its Memorandum of Association to cancel the 50,000,000 issued shared and simultaneously increased the number of the authorized shares to 100,000,000,000 and increase the par value of each share to $0.001. In connection with the cancellation of the 50,000,000 shares, the Company issued 50,000 new shares to the controlling shareholders at $0.001 per share.

On November 2, 2018, the Company issued additional 49,950,000 ordinary shares, at par value of $0.001 per share, to its beneficial owners, in private transactions, for a total consideration of $49,950.

On February 27, 2019, the Company’s pre-IPO shareholders surrendered an aggregated 15,000,000 ordinary shares, which were subsequently cancelled, for no consideration, and resulted in a reduction in outstanding issued shares from 50,000,000 ordinary shares to 35,000,000 ordinary shares with a par value of $0.001 per share (the “Surrender”).

The above-mentioned transactions were considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

Initial Public Offering

On April 29, 2019, the Company completed its IPO of 2,074,672 ordinary shares at a public offering price of $5.00 per share. The gross proceeds were approximately $10.4 million before deducting the underwriter’s commissions and other offering expenses, resulting in net proceeds of approximately $8.8 million to the Company. In connection with the offering, the Company’s ordinary shares began trading on the NASDAQ Capital Market on May 3, 2019, under the symbol “ATIF.”

Shares issued for acquisition of LGC

On April 22, 2020, the Company completed an acquisition of approximately 51.2% of the equity interest of LGC. In connection with the acquisition, the Company issued a total of 9,940,002 shares of its common stock to LGC’s shareholders with fair value of approximately $21.07 million based on the closing price of the Company’s stocks at the Closing Date.

Shares cancelled in disposition of LGC

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 (Note 3). Accordingly, the Company cancelled the 5,555,548 ordinary shares.

Shares issued in one registered direct offering

On November 3, 2020, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional accredited investors (the “Purchasers”), pursuant to which the Company agreed to sell (i) in a registered direct offering, an aggregate of 4,347,826 of the Company’s ordinary shares, $0.001 par value, at a purchase price per share of $0.92, for aggregate gross proceeds to the Company of approximately $4.0 million, before deducting placement agent fees and offering expenses payable by the Company, and (ii) in a concurrent private placement, warrants to purchase an aggregate of 4,347,826 Ordinary Shares. FT Global acted exclusive placement agent for the registered direct offering and the private placement. As compensation, the Company paid FT Global a cash fee of equal to 7.5% of the gross proceeds of the registered direct offering, up to $30,000 in reimbursable expenses, and warrants to purchase 391,304 of its ordinary shares at an exercise price of $1.10 per share.

The exercise price of each Warrant is $1.10 per share, and each Warrant is exercisable immediately and will expire five years from the date of issuance. After one-year, the exercise price may reset to the closing bid price if it is lower than the exercise price then in effect. In addition, the warrant exercise price may be subject to adjustment in the event that the Company issues certain securities at prices below the then exercise price. Further, the exercise price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of specified events, including stock dividends, stock splits, combinations and reclassifications of the Ordinary Shares, as described in the Warrants.

As of January 31, 2021 and July 31, 2020, the Company had a total of 45,806,952 and 47,014,674 ordinary shares issued and outstanding, respectively.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (continued)

Statutory reserve and restricted net assets

The Company’s VIE operating entities are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP may differ from those in the statutory financial statements of the WFOEs and VIEs. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, Huaya and Qianhai are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the two entities from transferring funds to the Company in the form of dividends, loans and advances.

As of January 31, 2021 and July 31, 2020, the restricted amounts as determined pursuant to PRC statutory laws totaled $355,912 and $355,912, respectively, and total restricted net assets amounted to $962,374 and $962,374, respectively.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - CONTIGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of January 31, 2021, the Company had one pending arbitration and legal proceeding case with Boustead Securities, LLC (“Boustead”) as follows:

On May 14, 2020, Boustead filed a lawsuit against the Company and LGC for breaching the underwriting agreement Boustead had with each of the Company and LGC, in which Boustead was separately engaged as the exclusive financial advisor to provide financial advisory services to the Company and LGC.

In April 2020, the Company acquired 51.2% equity interest in LGC after LGC terminated its efforts to launch an IPO on its own. Boustead alleged that the acquisition transaction between the Company and LGC was entered into during the lockup period of the exclusive agreement between Boustead and LGC, and therefore deprived Boustead of compensation that Boustead would otherwise have been entitled to receive under its exclusive agreement with LGC. Therefore, Boustead is attempting to recover from the Company an amount equal to a percentage of the value of the transaction it conducted with LGC.

Boustead’s Complaint alleges four causes of action against the Company, including breach of contract; breach of the implied covenant of good faith and fair dealing; tortious interference with business relationships and quantum meruit.

On October 6, 2020, ATIF filed a motion to dismiss Boustead’s Complaint pursuant to Federal Rule of Civil Procedure 12(b)(6) and 12(b)(5).  On October 9, 2020, the United States District Court for the Southern District of New York directed Boustead to respond to the motion or amend its Complaint by November 10, 2020.  Boustead opted to amend its complaint and filed the amended complaint on November 10, 2020.  Boustead’s amended complaint asserts the same four causes of action against ATIF and LGC as its original complaint. The Company filed another motion to dismiss Boustead’s amended complaint on December 8, 2020.

As such, the Boustead litigation is currently in the pleadings stage. Because we believe that Boustead’s amended complaint does not adequately allege any causes of action against ATIF, the Court may completely dismiss all causes of action, some, or none at all. Once the Court rules on the motion to dismiss, the Company can begin developing its defenses to claims. Therefore, the Company’s management believes it is premature to assess and predict the outcome of this pending litigation.

NOTE 14 – REGAIN COMPLIANCE WITH NASDAQ MINIMUM BID PRICE REQUIREMENT

On December 16, 2020, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it was no longer in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of $1.00 per share. NASDAQ provided the Company with 180 days, or until June 14, 2021, to regain compliance with the minimum bid price requirement by having a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days.

On January 28, 2021, Nasdaq provided confirmation to the Company that for at least 10 consecutive business days, from January 12 to January 26, 2021, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SUBSEQUENT EVENTS

On May 21, 2021, Begin Land Limited (the “lessor”), the lessor of ATIF HK’s office, filed lawsuit against ATIF HK which unpaid rental expenses, management fee, and government rates for fourteen (14) days from the due date. As of the date of this report, ATIF HK fully repaid the outstanding fees. Currently, ATIF HK is in negotiation with the lessor for early termination of the lease agreement and the matter is expected to be settled very soon.

The Company evaluated subsequent events through July 9, 2021, the date on which these financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the consolidated financial statements.

Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JANUARY 31, 2021 AND 2020

The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and their related notes that appear elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended July 31, 2020 filed with the Securities and Exchange Commission on December 31, 2020 (the “2020 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The information in this report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2020 Form 20-F under the section titled “Risk Factors” and in other parts of the 2020 Form 20-F. In this report, we refer to ATIF Holdings Limited as “we,” “us,” “our,” the “Company” or “ATIF.” The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Overview

We are a consulting company offering financial consulting services to small and medium-sized enterprise customers in China. Our goal is to become an international financial consulting company with clients and offices throughout Asia. Since our inception in 2015, we have primarily focused on helping clients going public on the OTC markets and exchanges in the United States (U.S.), but we are in the process of expanding our service to listing clients on domestic exchanges in China as well as the Hong Kong Stock Exchange.

On April 22, 2020, we completed the acquisition of approximately 51.2% of the equity interest of Leaping Group Co., Ltd. (“LGC”) from its original shareholders. LGC, through its subsidiaries and VIE operating entities, is engaged in the Multi-Channel Advertising Business, Event Planning and Execution Business, Film Production Business and Movie Theater Operating Business (collectively “media business”) in China.

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023.

As of January 31, 2021, we have one business line, which is the provision of financial consulting services.

Our financial consulting services

We launched our consulting services in 2015. Our aim was to assist these Chinese enterprises by filling the gaps and forming a bridge between PRC companies and overseas markets and exchanges. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several overseas jurisdictions. Our services are designed to help SMEs in China achieve their goal of becoming public companies. We create a going public strategy for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to the date of this report, we have successfully helped three Chinese enterprises to be quoted on the U.S. OTC markets and are currently assisting our other clients in their respective going public efforts. All of our current and past clients have been Chinese companies, and we plan to expand our operations to other Asian countries, such as Malaysia, Vietnam, and Singapore, by 2021.

For the six months ended January 31, 2021 and 2020, we provided going public consulting services to two and one customer, respectively. The low volume of consulting services was due to the recent intense tariff issues between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets. As a result, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties

Our total revenue generated from consulting services amounted to $949,690 and $573,240 for the six months ended January 31, 2021 and 2020, respectively.

We established new branch offices in Hong Kong and the United States in 2020 in order to increase our exposure, and we also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., and established long-term cooperation relationships with local chambers of commerce and associations, will help us develop more customers for our consulting services to generate increased revenue in the long run.

Key Factors that Affect Operating Results

The trade disputes between China and the United States has negatively impacted our business.

During the past two years, the U.S. government has, among other actions, imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing new or higher tariffs on specified products imported from the United States. The uncertainties arising from the trade disputes between China and the United States negatively impacted our potential customers’ confidence to go public through IPOs in the United States in six months ended January 31, 2021 and 2020. As a result, both the number of our new going public consulting service customers and our going public consulting service revenue decreased in six months ended January 31, 2021 and 2020.

Our business success depends on our ability to acquire customers effectively.

Our customer acquisition channels primarily include our sales and marketing campaigns and existing customer referrals. In order to acquire customers, we have made significant efforts in building mutually beneficial long-term relationships with local government, academic institutions, and local business associations. In addition, we also market our consulting services through social media, such as WeChat or Weibo. If any of our current customer acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers or even lose our existing customers to our competitors. To the extent that our current customer acquisition and retention efforts become less effective, our service revenue may be significantly impacted, which would have a significant adverse effect on our revenues, financial condition, and results of operations.

Our consulting business faces strong market competition.

We are currently facing intense market competition. Some of our current or potential competitors have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, and support of their customer acquisition and retention channels. In light of the low barriers to entry in the financial consulting industry, we expect more players to enter this market and increase the level of competition. Our ability to differentiate our services from other competitors will have significant impact on our business growth in the future.

Changes in PRC regulatory environment may impact our business and results of operations.

The regulatory environment for the financial consulting industry in China is evolving. Recently, many local governments have established various subsidization schemes and policies to stimulate and encourage local business enterprises to go public, and this may stimulate the growth of more financial consulting firms to become new players given the low barrier of entry into the financial consulting industry as well. As more players enter into the competition, PRC governmental authorities may publish and promulgate various new laws and rules to regulate the financial consulting marketplace. We have been closely tracking the development and implementation of new rules and regulations likely to affect us. We will continue to ensure timely compliance with any new rules and regulations and believe that such timely compliance is essential to our growth. To the extent that we may be required to adapt our operations to new laws and regulations, our operating costs may increase which will impact our profitability.

Our business depends on our ability to attract and retain key personnel.

We rely heavily on the expertise and leadership of our directors and officers to maintain our core competence. Under their leadership, we have been able to achieve rapid expansion and significant growth since our inception in 2015. As our business scope increases, we expect to continue to invest significant resources in hiring and retaining a deep talent pool of financial consultancy professionals. Our ability to sustain our growth will depend on our ability to attract qualified personnel and retain our current staff.

A. Operating Results

Comparison of Operation Results for the Six Months Ended January 31, 2021 and 2020

The following table summarizes the results of our operations for the six months ended January 31, , 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended January 31,		Changes
	2021	2020	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$949,690	$573,240	$376,450	66%

Operating expenses:
Selling expenses	227,188	2,029,251	(1,802,063)	(89)%
General and administrative expenses	2,419,523	1,701,140	718,383	42%
Total operating expenses	2,646,711	3,730,391	(1,083,680)	(29)%

Loss from operations	(1,697,021)	(3,157,151)	1,460,130	46%

Other income (expenses):
Interest income (expenses), net	188	(1,588)	1,776	112%
Other (expenses) income, net	(53,877)	60,014	(113,891)	(190)%
Gain from investment in trading securities	394,430	-	394,430	100%
Total other income, net	340,741	58,426	282,315	483%

Loss before income taxes	(1,356,280)	(3,098,725)	1,742,445	56%

Income tax benefits	-	52,107	(52,107)	(100)%
Net loss from continuing operations	(1,356,280)	(3,046,618)	1,690,338	55%

Net loss from discontinued operations, net of income taxes	(5,818,787)	-	(5,818,787)	(100)%

Net loss	$(7,175,067)	$(3,046,618)	$(4,128,449)	(136)%

Revenues. We primarily generated revenues from consulting services. Our total revenue increased by $376,450, or 66%, to $949,690 for the six months ended January 31, 2021, from $573,240 for the six months ended January 31, 2020. For the six months ended January 31, 2021 and 2020, we provided going public consulting services to two and one customers, respectively.

The low volume in consulting services was mainly caused by changes of market conditions and financial health of our customers affected by the outbreak and spread of COVID-19. Furthermore due to the recent intense tariff issues between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties. As a result, our potential customers’ perception and confidence to go public through initial public offerings (“IPOs”) in the United States has been negatively impacted.

We established new branch offices in Hong Kong and the United States in 2020 to increase our exposure. We also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., and established long-term cooperation relationships with local chambers of commerce and associations, will help us develop more customers for our consulting services to generate increased revenue in the long run.

Selling expenses. Our selling expenses primarily consisted of outsourced service fees charged by third-party service providers, business development expenses, referral commissions, salary and welfare expenses of our business development team, and business travel expenses.

Selling expenses decreased by $1,802,063, or 89%, from $2,029,251 in the six months ended January 31, 2020 to $227,188 in the six months ended January 31, 2021. The decrease in our selling expenses was primarily due to a decrease of $1,103,333 in business development expenses paid to third parties, as we had certain customers in pipeline and currently we do not need third parties to help us to identify and refer new customers; a decrease of $267,083 in outsourced professional service fees because we did not engage outsourced professionals to perform due diligence work on potential customers for the six months ended January 31, 2021, a decrease of $191,796 in commissions as we incurred and paid commissions of $191,796 to a third party individual who referred Sino-fortune Securities Limited to us as an acquisition target for the six months ended January 31, 2020, and a decrease of $163,854 in salary and welfare expenses as 14 employees left the Company during the six months ended January 31, 2021.

General and administrative expenses. Our general and administrative expenses primarily consisted of salary and welfare expenses of management and administrative team, office expenses, operating lease expenses, bad debt expense and professional fees such as audit and legal fees. Our general and administrative expenses increased by $718,383, or 42%, from $1,701,140 for the six months ended January 31, 2020 to $2,419,523 for the six months ended January 31, 2021. The increase in our general and administrative expenses was primarily due to an increase of $693,099 in depreciation and amortization expenses which included amortization expenses of $608,031 on intangible assets identified in acquisition of LGC in April 2020, against a decrease of $251,477 in provision for doubtful accounts as the Company did not provide provision against accounts receivable for the six months ended January 31, 2021 as we believe the collection of outstanding balances was probable.

Investment income. Investment income represented unrealized gains from investment in trading securities, which was measured at market price. For the six months ended January 31, 2021 and 2020, the investment income was $394,430 and $nil, respectively.

Income taxes. Our parent company ATIF was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ATIF is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

ATIF HK is subject to Hong Kong profits tax at a rate of 16.5%. However, they did not have any assessable profits arising in or derived from Hong Kong for the fiscal years ended July 31, 2020 and 2019, and accordingly no provision for Hong Kong profits tax had been made in these periods.

Huaya and Qianhai were incorporated in the PRC. Under the Income Tax Laws of the PRC, Huaya is subject to income tax at a rate of 10% under the preferential tax treatment to Smaller-scale Taxpayers, and Qianhai is subject to the standard unified income tax at a rate of 25%.

Income tax benefits decreased from $52,107 for the six months ended January 31, 2020, to $nil for the same period ended January 31, 2021. The decrease was mainly due to significant net operating loss brought forward from fiscal year 2020 which resulted in decreased taxable income.

Net loss from discontinued operations, net of income taxes. During the six months ended January 31, 2021, the net loss from discontinued operations was comprised of a net loss of $710,614 from discontinued operations of LGC and a loss of $5,108,173 from disposal of the discontinued operations of LGC.

Because LGC was not acquired until April 2020, we did not report net loss from discontinued operations for the six months ended January 31, 2020.

For details of discontinued operations, please refer to Note 4 to unaudited condensed consolidated financial statements.

Net loss. As a result of the foregoing, net loss was $7,175,067 for the six months ended January 31, 2021, representing a change of $4,128,449 from net loss of $3,046,618 in the six months ended January 31, 2020.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our major shareholders, proceeds from our initial public offering, and equity financing through public offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

Liquidity and Going concern

For the six months ended January 31, 2021 and 2020, we reported a net loss from continuing operations of approximately $1.4 million and $3.0 million, respectively, and negative cash flows from continuing operations of approximately $1.0 million and $2.8 million. Accordingly, there is substantial doubt about the Company to continue as a going concern as of January 31, 2021.

In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments.

As of January 31, 2021, we had cash of $1.8 million and short-term investment in trading securities of $3.8 million, which are highly liquid at our discretion. On the other hand, we had current liabilities of $2.1 million. Based on our financial position as of January 31, 2021, the management believes that we will continue as a going concern in the following 12 months.

Currently, the Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from equity financings. On November 5, 2020, the Company closed a registered direct offering of 4,347,826 of its ordinary shares at a purchase price of $0.92 per share, for a net proceed of $3,545,000 after deducting issuance costs. The Company has also issued to the investors unregistered warrants to purchase up to an aggregate of 4,347,826 of its ordinary shares at an exercise price of $1.10 per share, subject to adjustment, in a concurrent private placement. FT Global acted exclusive placement agent for the registered direct offering and the private placement. As compensation, the Company paid FT Global a cash fee of equal to 7.5% of the gross proceeds of the registered direct offering, up to $30,000 in reimbursable expenses, and warrants to purchase 391,304 of its ordinary shares at an exercise price of $1.10 per share.

The unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash, and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our restricted net assets as of January 31, 2021.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

The following table sets forth summary of our cash flows for the six months ended January 31, 2021 and 2020:

	For the six months ended January 31,
	2021	2020
Net cash used in operating activities	$(1,113,239)	$(2,773,171)
Net cash used in investing activities	(1,244,404)	(1,305,570)
Net cash provided by financing activities	3,634,686	-
Effect of exchange rate changes on cash	57,187	(48,335)
Net increase (decrease) in cash	1,334,230	(4,127,076)
Cash, beginning of period	428,258	6,459,702
Cash, end of period	$1,762,488	$2,332,626

Operating Activities

Net cash used in operating activities was $1,113,239 for the six months ended January 31, 2021, comprised of net cash used in operating activities from continuing operations and discontinued operations of $1,010,203 and $103,036, respectively. Net cash used in operating activities from continuing operations mainly derived from (i) net loss of $1,356,280 from continuing operations for the six months ended January 31, 2021, adjusted for noncash depreciation and amortization expenses of $733,359 and gains from investment in trading securities of $394,430, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase of $228,151 in accounts receivable as we completed consulting services with one of our customers in January 2021 with outstanding balance of $237,141 due from the customer, and an increase of 74,706 in accrued expenses and other current liabilities as we accrued legal and consulting expense for pending arbitration and legal proceeding case with Boustead Securities, LLC.

Net cash used in operating activities was $2,773,171 for the six months ended January 31, 2020, mainly derived from (i) net loss of $3,046,618 for the six months ended January 31, 2020, adjusted for noncash provision for doubtful accounts of $238,738 and amortization of right-of-use assets of $203,454, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in accounts receivable of $208,763 because of the collection of consulting service fees from one customer after we completed the consulting services based on contract terms; a decrease in deferred revenue of $231,640 because we recognized the same amount as revenue when our consulting services have been rendered to customers and our performance obligations have been satisfied, and an increase in our operating lease liabilities of $203,454.

Investing Activities

Net cash used in investing activities amounted to $1,244,404 for the six months ended January 31, 2021, which primarily included the purchase of property and equipment of $25,236 and investment of $2,437,946 in trading securities, net of cash of $1,225,105 collected from redemption of life insurance arrangement, and net cash used in investing activities in discontinued operations of $6,327.

Net cash used in investing activities amounted to $1,305,570 for the six months ended January 31, 2020, which primarily included the purchase of property and equipment of $144,008 for our newly established offices in Hong Kong and the United States, loans receivable of $942,914 advanced to LGC to support LGC’s intended IPO by itself, which has been subsequently settled in connection with our acquisition of LGC in April 2020, and an acquisition deposit of $218,648 for our intended acquisition of Sino-fortune, which has been subsequently collected upon the termination of the intended acquisition.

Financing Activities

Net cash provided by financing activities was $3,634,686 the six months ended January 31, 2021, attributable to proceeds of $3,545,000 raised in registered direct offering in November 2021, and cash provided by financing activities from discontinued operations of $89,686.

There was no cash provided by or used in financing activities for the six months ended January 31, 2020.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended January 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended January 31, 2021 and 2020, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

Effective August 1, 2019, we adopted the new lease accounting standard Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) using the optional transition method which allowed us to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $3.29 million and $3.50 million, respectively, as of August 1, 2019, with no impact on accumulated deficit. Financial position for reporting periods beginning on or after August 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

The Company leases offices space under non-cancelable operating leases, with lease terms ranging between 2 to 3 years. The following is a schedule, by years, of maturities of lease liabilities as of January 31, 2021:

Lease payments
For the six months ended July 31, 2021	$219,077
For the twelve months ended July 31, 2022	212,440
For the twelve months ended July 31, 2023	4,928
Total lease payments	436,445
Less: imputed interest	(19,972)
Present value of lease liabilities	$416,473

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.